Exhibit 99.2

DIGITAL REALTY TRUST, L.P. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

Penguins REIT Sub, LLC, which we refer to as Merger Sub, a wholly owned subsidiary of Digital Realty Trust, Inc., which we refer to as Digital Realty or DLR, plans to merge with and into DuPont Fabros Technology, Inc., which we refer to as DuPont Fabros or DFT, with Merger Sub continuing as the surviving corporation and a wholly owned subsidiary of Digital Realty. In addition, a subsidiary of Digital Realty Trust, L.P., which we refer to as DLR OP, plans to merge with and into DFT’s operating partnership, DuPont Fabros Technology, L.P., which we refer to as DFT OP, with DFT OP as the surviving partnership and a wholly owned subsidiary of DLR OP. We refer to these mergers collectively as the mergers. The mergers are part of the transactions contemplated by the Agreement and Plan of Merger entered into on June 8, 2017, which we refer to as the merger agreement, among Digital Realty, DuPont Fabros and certain of their subsidiaries. In addition, on June 8, 2017, in connection with the execution of the merger agreement, DLR entered into a commitment letter, pursuant to which the initial commitment parties agreed to provide a mortgage loan facility of up to $104 million to one or more wholly owned subsidiaries of DLR OP, which we refer to as the mortgage loan facility, to potentially fund the repayment of DFT mortgage debt in connection with the mergers.

During July and August of 2017, DLR and DLR OP, which we refer to together with their consolidated subsidiaries as the Company, we and our, entered into the following transactions with the purpose of using the proceeds to potentially fund the repayment of DFT debt in connection with the mergers, and therefore such transactions have been included in the accompanying Unaudited Pro Forma Condensed Combined Financial Information as discussed more fully below.

The Company completed the sale of (i) £250 million aggregate principal amount of Digital Stout Holding, LLC’s 2.750% Guaranteed Notes due 2024, or the 2024 GBP Notes, on July 21, 2017, which we refer to as the GBP Notes Offering, (ii) $350 million aggregate principal amount of DLR OP’s 2.750% Notes due 2023, or the 2023 USD Notes, and $1.0 billion aggregate principal amount of DLR OP’s 3.700% Notes due 2027, or the 2027 USD Notes and, together with the 2023 USD Notes, the USD Notes, on August 7, 2017, which we refer to as the USD Notes Offering, and (iii) 8,000,000 shares of the DLR’s 5.250% Series J Cumulative Redeemable Preferred Stock, par value $0.01 per share, with a liquidation preference of $25.00 per share, or series J preferred stock, on August 7, 2017, which we refer to as the Preferred Offering. DLR, as general partner of DLR OP, contributed the proceeds of the Preferred Offering to DLR OP in exchange for 8,000,000 5.250% Series J Cumulative Redeemable Preferred Units of DLR OP, or the series J preferred units.

The consummation of the mergers is subject to certain customary closing conditions, including, among others, approval by the holders of a majority of the outstanding shares of DFT common stock, approval of the issuance of DLR common stock by a majority of the votes cast by the holders of DLR common stock at a special meeting of Digital Realty’s stockholders, the absence of certain legal impediments to the consummation of the mergers, the effectiveness of a registration statement on Form S-4 filed by Digital Realty in connection with the mergers, approval for listing on the New York Stock Exchange of the shares of DLR common stock to be issued in connection with the mergers, the absence of a material adverse effect on either Digital Realty or DuPont Fabros and compliance by the parties to the merger agreement with their respective obligations under the merger agreement. The obligations of the parties to consummate the mergers are not subject to any financing condition or the receipt of any financing by Digital Realty. As of the date of this Current Report on Form 8-K, the mergers are expected to be completed in the second half of 2017.

Pursuant to the terms and conditions in the merger agreement, at the effective time of the mergers, (i) each share of DFT common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive 0.545 shares of DLR common stock, which we refer to as the common consideration, and (ii) each share of DFT’s 6.625% Series C

Cumulative Redeemable Perpetual Preferred Stock, $0.001 par value per share, which we refer to as the DFT series C preferred stock, will be converted into the right to receive one validly issued, fully paid and nonassessable share of DLR’s 6.625% Series C Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share, which we refer to as the DLR series C preferred stock, having substantially similar rights, privileges, preferences and interests as the DFT series C preferred stock. In addition, (i) each outstanding share of restricted DFT common stock will vest and all restrictions thereon will lapse, and each such restricted share will be cancelled in exchange for the right to receive the common consideration, (ii) each outstanding award of performance stock units granted by DFT, which we refer to as DFT performance stock units, will vest and be cancelled and converted into the right to receive the common consideration and (iii) each outstanding and unexercised option to purchase shares of DFT common stock will be automatically converted into an option covering a number of shares of DLR common stock equal to the number of shares of DFT common stock subject to such option immediately prior to the effective time of the mergers multiplied by 0.545, rounded down to the nearest whole share, with an exercise price per share equal to the exercise price per share of such option immediately prior to the effective time of the merger, divided by 0.545, rounded up to the nearest whole cent.

At the effective time of the mergers, each common unit of limited partnership interest in the DFT OP, or DFT OP common units, issued and outstanding immediately prior to the effective time held by a limited partner of the DFT OP will be converted into the right to receive 0.545 common units of limited partnership interest in DLR OP, or the DLR OP common units. In the alternative, limited partners in the DFT OP may elect to be deemed to have redeemed their DFT OP common units in order to receive the common consideration. In addition, each Series C preferred partnership unit in DFT OP, or DFT OP series C preferred units, will be converted into the right to receive one validly issued Series C preferred partnership unit in DLR OP, or DLR OP series C preferred units. DFT is the only holder of DFT OP series C preferred units.

These unaudited pro forma condensed combined financial statements, which we refer to as the pro forma financial statements, were prepared using the acquisition method of accounting with DLR OP considered the accounting acquirer of DFT OP. Under the acquisition method of accounting, the purchase price is allocated to the underlying DFT OP tangible and intangible assets acquired and liabilities assumed based on their respective fair values with the excess purchase price, if any, allocated to goodwill.

The pro forma adjustments and the purchase price allocation as presented are based on estimates and certain information that is available as of the date of this Current Report on Form 8-K. The total consideration for the mergers and the assignment of fair values to DFT OP’s assets acquired and liabilities assumed has not been finalized, is subject to change, could vary materially from the actual amounts at the time the mergers are completed and may not have identified all adjustments necessary to conform DFT OP’s accounting policies to DLR OP’s accounting policies. A final determination of the fair value of DFT OP’s assets and liabilities, including intangible assets, will be based on the actual net tangible and intangible assets and liabilities of DFT OP that exist as of the closing date of the mergers and, therefore, cannot be made prior to the completion of the mergers. In addition, the value of the consideration to be paid by DLR and therefore the consideration to be issued by DLR OP for DFT OP upon the consummation of the mergers will be determined based on the closing price of DLR’s common stock on the closing date of the mergers. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and additional analyses are performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the pro forma financial statements presented below. DLR OP estimated the fair value of DFT OP’s assets and liabilities based on discussions with DFT OP’s management, preliminary valuation studies, due diligence and information presented in DFT OP’s public filings. Upon completion of the mergers, final valuations will be performed. Any increases or decreases in the fair value of relevant balance sheet amounts upon completion of the final valuations will result in adjustments to the unaudited pro forma condensed combined balance sheet and/or statements of income. The final purchase price allocation may be different than that reflected in the pro forma purchase price allocation presented herein, and this difference may be material.

The aggregate purchase price for financial statement purposes will be based on the actual closing price per share of DLR common stock on the closing date consistent with the requirements of Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations, which could differ materially from the assumed price per share of $114.56 (the last reported sales price of DLR’s common stock on the New York Stock Exchange on August 7, 2017) used in the pro forma financial statements. If the actual closing price per share of DLR common stock on the closing date is higher than the assumed amount, the final purchase price will be higher; conversely, if the actual closing price is lower, the final purchase price will be lower.

Assumptions and estimates underlying the unaudited adjustments to the pro forma financial statements are described in the accompanying notes. The historical consolidated financial statements have been adjusted in the pro forma financial statements to give effect to pro forma events that are: (1) directly attributable to the mergers, (2) factually supportable and (3) expected to have a continuing impact on the results of income of DLR OP following the mergers. The pro forma condensed consolidated statements of income for the six months ended June 30, 2017 and the year ended December 31, 2016 consolidate the historical consolidated statements of income of DLR OP and DFT OP, giving effect to the mergers as if they had been consummated on January 1, 2016, the beginning of the earliest period presented. The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheet of DLR OP and the historical consolidated balance sheet of DFT OP as of June 30, 2017, giving effect to the mergers as if they had been consummated on June 30, 2017. This information is presented for illustrative purposes only. It is neither indicative of the consolidated operating results that would have occurred or financial position that would have existed if such transactions had occurred on the dates described above and in accordance with the assumptions described below, nor is it indicative of future operating results or financial position.

The pro forma financial statements, although helpful in illustrating the financial characteristics of DLR OP following the mergers under one set of assumptions, do not reflect the benefits of expected cost savings (or associated costs to achieve such savings), opportunities to earn additional revenue, or other factors that may result as a consequence of the mergers and do not attempt to predict or suggest future results. Specifically, the unaudited pro forma condensed combined statements of income exclude projected operating efficiencies and overhead synergies expected to be achieved as a result of the mergers. The pro forma financial statements also exclude the effects of costs associated with any restructuring or integration activities from the mergers as they are currently not known and, to the extent they occur, are expected to be non-recurring and will not have been incurred at the closing date of the mergers. However, such costs could affect DLR OP following the mergers in the period the costs are incurred or recorded. Further, the pro forma financial statements do not reflect the effect of any regulatory actions that may impact the results of DLR OP following the mergers.

The following Unaudited Pro Forma Condensed Combined Financial Information is based on, and should be read in conjunction with:

•	the accompanying notes to the pro forma financial statements;

•	the historical audited consolidated financial statements of DLR OP and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as filed with the Securities and Exchange Commission, or the SEC, on March 1, 2017;

•	the historical unaudited condensed consolidated financial statements of DLR OP and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in its quarterly report on Form 10-Q for the quarterly period ended June 30, 2017, as filed with the SEC on August 9, 2017;

•	the historical audited consolidated financial statements of DFT OP and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as filed with the SEC on February 23, 2017; and

•	the historical unaudited condensed consolidated financial statements of DFT OP and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in its quarterly report on Form 10-Q for the quarterly period ended June 30, 2017, as filed with the SEC on July 27, 2017.

DIGITAL REALTY TRUST, L.P. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2017

(in thousands)

	Historical
	Digital Realty Trust, L.P.	DuPont Fabros Technology, L.P. (See Note 1)	Pro Forma Adjustments	Note Reference	Pro Forma Combined Company
ASSETS
Investments in real estate:
Properties:
Land	$795,822	$192,566	$117,398	2(b)	$1,105,786
Acquired ground leases	10,692	—	—		10,692
Buildings and improvements	10,838,278	3,578,055	147,385	2(b)	14,563,718
Tenant improvements	537,018	—	—		537,018

Total investments in properties	12,181,810	3,770,621	264,783		16,217,214
Accumulated depreciation and amortization	(2,929,095)	(688,808)	688,808	2(c)	(2,929,095)

Net investments in properties	9,252,715	3,081,813	953,591		13,288,119
Investment in unconsolidated joint ventures	103,881	—	—		103,881

Net investments in real estate	9,356,596	3,081,813	953,591		13,392,000
Cash and cash equivalents	22,383	26,910	—		49,293
Accounts and other receivables, net of allowance for doubtful accounts	229,450	9,422	—		238,872
Deferred rent	423,188	120,599	(120,599)	2(d)	423,188
Acquired above-market leases, net	19,716	4,610	155,989	2(b)	180,315
Goodwill	778,862	—	2,011,731	2(b)	2,790,593
Acquired in-place lease value, deferred leasing costs and intangibles, net	1,494,083	25,040	1,514,679	2(b)	3,033,802
Restricted cash	18,931	—	—		18,931
Assets held for sale	87,882	—	—		87,882
Other assets	148,480	43,857	—		192,337

Total assets	$12,579,571	$3,312,251	$4,515,391		$20,407,213

LIABILITIES AND CAPITAL
Global revolving credit facility, net	$563,063	$335,997	$(589,582)	2(e)	$309,478
Unsecured term loan, net	1,520,482	249,143	(249,143)	2(e)	1,520,482
Unsecured senior notes, net	4,351,148	838,461	820,736	2(e)	6,010,345
Mortgage loans, including premiums, net	2,927	107,175	(3,175)	2(e)	106,927
Accounts payable and other accrued liabilities	850,602	125,736	—		976,338
Accrued dividends and distributions	—	46,431	—		46,431
Acquired below-market leases, net	76,099	1,937	183,130	2(b)	261,166
Security deposits and prepaid rents	181,007	65,692	—		246,699
Obligations associated with assets held for sale	2,949	—	—		2,949

Total liabilities	7,548,277	1,770,572	161,966		9,480,815

Redeemable partnership units	—	714,494	(652,040)	2(e)	62,454
Commitments and contingencies
Capital:
Partners’ capital:
General Partner:
Preferred units	836,770	—	394,414	2(e), 2(f)	1,231,184
Common units	4,270,754	5,326	4,735,209	2(f)	9,011,289
Limited Partners	32,579	821,859	(124,158)	2(f)	730,280
Accumulated other comprehensive loss	(115,379)	—	—		(115,379)

Total partners’ capital	5,024,724	827,185	5,005,465		10,857,374

Noncontrolling interests in consolidated joint ventures	6,570	—	—		6,570

Total capital	5,031,294	827,185	5,005,465		10,863,944

Total liabilities and capital	$12,579,571	$3,312,251	$4,515,391		$20,407,213

DIGITAL REALTY TRUST, L.P. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2017

(In thousands, except unit and per unit data)

	Historical
	Digital Realty Trust, L.P.	DuPont Fabros Technology, L.P. (See Note 1)	Pro Forma Adjustments	Note Reference	Pro Forma Combined Company
Operating Revenues:
Rental	$816,702	$185,463	$(4,501)	3(a)	$997,664
Tenant reimbursements	180,630	91,368	—		271,998
Interconnection and other	115,526	—	—		115,526
Fee income	3,324	—	—		3,324
Other	376	3,363	—		3,739

Total operating revenues	1,116,558	280,194	(4,501)		1,392,251

Operating Expenses:
Rental property operating and maintenance	344,055	82,007	—		426,062
Property taxes	55,080	9,047	—		64,127
Insurance	5,168	992	—		6,160
Depreciation and amortization	354,577	57,155	110,313	3(b)	522,045
General and administrative	72,156	13,088	—	3(c)	85,244
Transactions and integration	17,558	7,658	(16,588)	3(d)	8,628
Other	24	3,138	—		3,162

Total operating expenses	848,618	173,085	93,725		1,115,428

Operating income	267,940	107,109	(98,226)		276,823
Other Income (Expenses):
Equity in earnings of unconsolidated joint ventures	13,712	—	—		13,712
Loss on sale of property	(142)	—	—		(142)
Interest and other income	518	—	—		518
Interest expense	(113,032)	(24,871)	4,656	3(e)	(133,247)
Tax expense	(4,862)	—	—		(4,862)

Net income	164,134	82,238	(93,570)		152,802
Net income attributable to noncontrolling interests in consolidated joint ventures	(234)	—	—		(234)

Net income attributable to Digital Realty Trust, L.P.	163,900	82,238	(93,570)		152,568
Preferred units distributions	(31,898)	(6,666)	(5,250)	3(f)	(43,814)
Issuance costs associated with redeemed preferred units	(6,309)	—	—		(6,309)

Net income available to common unitholders	$125,693	$75,572	$(98,820)		$102,445

Net income per unit available to common unitholders:
Basic	$0.77	0.84			$0.48
Diluted	$0.77	0.83			$0.48

Weighted average common units outstanding:
Basic	162,280,678	89,132,366	49,562,277	3(g)	211,842,955
Diluted	163,271,004	90,123,695	49,562,277	3(g)	212,833,281

DIGITAL REALTY TRUST, L.P. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands, except unit and per unit data)

	Historical
	Digital Realty Trust, L.P.	DuPont Fabros Technology, L.P. (See Note 1)	Pro Forma Adjustments	Note Reference	Pro Forma Combined Company
Operating Revenues:
Rental	$1,542,511	$347,512	$(9,540)	3(a)	$1,880,483
Tenant reimbursements	355,903	169,668	—		525,571
Interconnection and other	204,317	—	—		204,317
Fee income	6,285	—	—		6,285
Other	33,197	11,521	—		44,718

Total operating revenues	2,142,213	528,701	(9,540)		2,661,374

Operating Expenses:
Rental property operating and maintenance	660,177	154,206	—		814,383
Property taxes	102,497	18,102	—		120,599
Insurance	9,492	2,078	—		11,570
Depreciation and amortization	699,324	107,781	260,279	3(b)	1,067,384
General and administrative	152,733	23,043	—	3(c)	175,776
Transactions and integration	20,491	1,532	—		22,023
Other	213	10,074	—		10,287

Total operating expenses	1,644,927	316,816	260,279		2,222,022

Operating income	497,286	211,885	(269,819)		439,352
Other Income (Expenses):
Equity in earnings of unconsolidated joint ventures	17,104	—	—		17,104
Gain on sale of property	169,902	22,833	—		192,735
Interest and other income (expense)	(4,564)	(33)	—		(4,597)
Interest expense	(236,480)	(52,006)	4,167	3(e)	(284,319)
Tax expense	(10,385)	—	—		(10,385)
Loss from early extinguishment of debt	(1,011)	(1,232)	—		(2,243)

Net income	431,852	181,447	(265,652)		347,647
Net income attributable to noncontrolling interests in consolidated joint ventures	(367)	—	—		(367)

Net income attributable to Digital Realty Trust, L.P.	431,485	181,447	(265,652)		347,280
Preferred unit distributions	(83,771)	(20,739)	(10,500)	3(f)	(115,010)
Issuance costs associated with redeemed preferred units	(10,328)	(12,495)	—		(22,823)

Net income available to common unitholders	$337,386	$148,213	$(276,152)		$209,447

Net income per unit available to common unitholders:
Basic	$2.21	$1.69			$1.04
Diluted	$2.20	$1.67			$1.03

Weighted average common units outstanding:
Basic	152,359,680	87,284,564	49,562,277	3(g)	201,921,957
Diluted	153,085,706	88,120,436	49,562,277	3(g)	202,647,983

DIGITAL REALTY TRUST, L.P. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Reclassifications of Historical DFT OP

Financial information presented in the “Historical-DuPont Fabros Technology, L.P.” columns in the unaudited pro forma condensed combined balance sheet and income statement represents the historical balance sheet of DFT OP as of June 30, 2017 and the historical statement of operations of DFT OP for the six months ended June 30, 2017 and for the year ended December 31, 2016, respectively. Such financial information has been reclassified or classified to conform to the historical presentation in DLR OP’s consolidated financial statements as set forth below. Unless otherwise indicated, defined line items included in the footnotes have the meanings given to them in the historical financial statements of DFT OP (in thousands).

	Before Reclassification	Reclassification Amount		After Reclassification
Balance Sheet
Construction in progress and land held for development	$551,258	$(551,258)	(1)	$—
Land	107,539	85,027	(1)	192,566
Building and improvements	3,141,102	436,953	(1)(5)	3,578,055
Accumulated depreciation and amortization	(716,719)	27,911	(5)	(688,808)
Acquired above-market leases, net	—	4,610	(2)	4,610
Acquired in-place lease value, deferred leasing costs and intangibles, net	23,673	1,367	(5)	25,040
Other assets	48,467	(4,610)	(2)	43,857
Accounts payable and accrued liabilities	39,426	86,310	(3)	125,736
Construction costs payable	74,795	(74,795)	(3)	—
Accrued interest payable	11,515	(11,515)	(3)	—
Acquired below-market leases, net	—	1,937	(4)	1,937
Security deposits and prepaid rents	67,629	(1,937)	(4)	65,692

Income Statement - For the Six Months Ended June 30, 2017
Rental	$184,199	$1,264	(1)	$185,463
Other revenue	4,627	(1,264)	(1)	3,363
Real estate taxes and insurance	10,039	(10,039)	(2)	—
Property taxes	—	9,047	(2)	9,047
Insurance	—	992	(2)	992
Rental property operating and maintenance	81,663	344	(3)	82,007
Transactions and integration	7,128	530	(3)	7,658
Other	4,012	(874)	(3)	3,138

Income Statement - For the Year Ended December 31, 2016
Rental	$345,022	$2,490	(1)	$347,512
Other revenue	14,011	(2,490)	(1)	11,521
Real estate taxes and insurance	20,180	(20,180)	(2)	—
Property taxes	—	18,102	(2)	18,102
Insurance	—	2,078	(2)	2,078
Rental property operating and maintenance	154,064	142	(3)	154,206
Transactions and integration	—	1,532	(3)	1,532
Other	11,781	(1,707)	(3)	10,074
Interest and other income (expense)	—	33	(3)	33

DIGITAL REALTY TRUST, L.P. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (continued)

Reclassification and classification of the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2017:

(1)	Represents disaggregation and reclassification of “Construction in progress and land held for development” of $551.3 million to “Land” of $85.0 million and “Buildings and improvements” of $466.3 million.

(2)	Represents reclassification of “Other assets” of $4.6 million to “Acquired above-market leases, net” of $4.6 million.

(3)	Represents reclassification of “Construction costs payable” of $74.8 million and “Accrued interest payable” of $11.5 million to “Accounts payable and other accrued liabilities” of $86.3 million.

(4)	Represents reclassification of “Security deposits and prepaid rents” of $1.9 million to “Acquired below-market leases, net” of $1.9 million.

(5)	Represents reclassification of “Buildings and improvements” of $29.3 million and “Accumulated depreciation and amortization” of $(27.9) million to “Acquired in-place lease value, deferred leasing costs and intangibles, net” of $1.4 million.

Reclassification and classification of the Unaudited Pro Forma Condensed Combined Income Statement for the six months ended June 30, 2017:

(1)	Represents reclassification of “Other revenue” of $1.3 million to “Rental revenue” of $1.3 million.

(2)	Represents reclassification of “Real estate taxes and insurance” of $10.0 million to “Property taxes” of $9.0 million and to “Insurance” of $1.0 million.

(3)	Represents reclassification of “Other expense” of $874,000 to “Rental property operating and maintenance” of $344,000 and to “Transactions” of $530,000.

Reclassification and classification of the Unaudited Pro Forma Condensed Combined Income Statement for the year ended December 31, 2016:

(1)	Represents reclassification of “Other revenue” of $2.5 million to “Rental revenue” of $2.5 million.

(2)	Represents reclassification of “Real estate taxes and insurance” of $20.2 million to “Property taxes” of $18.1 million and to “Insurance” of $2.1 million.

(3)	Represents reclassification of “Other expense” of $1.7 million to “Rental property operating and maintenance” of $142,000 to “Transactions” of $1.5 million and to “Interest and other income (expense)” of $33,000.

DIGITAL REALTY TRUST, L.P. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (continued)

2.	Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

The unaudited pro forma condensed combined balance sheet reflects the effect of the following adjustments:

(a)	Summary of sources and uses for the mergers (in thousands):

Sources of funds:
DLR OP common units (1)	$5,677,854
DLR series C preferred units (2)	201,250
GBP Notes Offering (3)	321,302
USD Notes Offering (3)	1,337,895
Preferred Offering (3)	193,164
Mortgage loan facility (3)	104,000

Total sources of funds	$7,835,465

Uses of funds:
DFT OP common units and other (1)	$5,677,854
DFT series C preferred units (2)	201,250
DFT indebtedness(4)	1,530,776
Transaction costs (5)	172,000
Repayments under our global revolving credit facility (3)	253,585

Total uses of funds	$7,835,465

(1)	Reflects the issuance of 49.6 million DLR OP common units at an assumed price of $114.56 per DLR common unit, which is the last reported sales price of DLR’s common stock on the New York Stock Exchange on August 7, 2017. The number of DLR OP common units to be issued was determined based on the number of DFT OP common units (including DFT OP common units held by DFT) outstanding as of August 7, 2017, as well as the number of shares of restricted DFT common units and DFT performance stock units outstanding as of August 7, 2017, which will be converted into the right to receive the common consideration and result in the issuance of an equal number of DLR OP common units to DLR. Such DFT OP common units, shares of restricted DFT common units, and DFT performance stock units are assumed to remain outstanding until the closing date of the mergers. Further, no effect has been given to any new DFT OP common units, shares of restricted DFT common units, and DFT performance stock units that may be issued or granted subsequent to August 7, 2017 and before the closing date of the mergers. A 10% increase (decrease) in the closing share price of DLR common stock would increase (decrease) the purchase price by approximately $568 million, which, in turn, would increase (decrease) the amount of goodwill recorded in connection with the mergers by the same amount. See Note 2(b) for additional information on our preliminary purchase price allocation, and see Note 2(f) for additional information on the issuance of DLR OP common units and elimination of historical DFT capital balances.
(2)	Reflects the conversion of each DFT OP series C preferred unit into the right to receive one validly issued DLR OP series C preferred unit.
(3)	Reflects the sale of (i) £250 million aggregate principal amount of Digital Stout Holding, LLC’s 2024 GBP Notes in the GBP Notes Offering, or $324.9 million aggregate principal amount assuming an exchange rate of $1.30 to £1.00, the exchange rate in effect on July 21, 2017, the closing date of the GBP Notes Offering, (ii) $350 million aggregate principal amount of DLR OP’s 2023 USD Notes and $1.0 billion aggregate principal amount of DLR OP’s 2027 USD Notes in the USD Notes Offering, and (iii) 8,000,000 shares of DLR’s series J preferred stock in the Preferred Offering and the related issuance of 8,000,000 units of DLR OP’s series J preferred units to DLR and a $104.0 million draw under the mortgage loan facility to repay certain DFT OP indebtedness in connection with the mergers. The excess of the proceeds from the GBP Notes Offering, USD Notes Offering and Preferred Offering were used to repay a portion of our global revolving credit facility. See Note 3(e) for additional information on the interest expense adjustments associated with the GBP Notes Offering, the USD Notes Offering, the mortgage loan facility, and the paydown of our global revolving credit facility.

DIGITAL REALTY TRUST, L.P. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (continued)

(4)	Includes the payoff of $336.0 million, $249.1 million, $838.5 million and $107.2 million outstanding under DFT OP’s revolving credit facility, term loan, senior notes and mortgage loans, respectively, net of deferred financing costs. The debt and related unamortized deferred financing costs have been eliminated from the unaudited pro forma condensed combined balance sheet, with a corresponding decrease to accumulated deficit related to the elimination of unamortized deferred loan costs and prepayment penalties.
(5)	DLR OP estimates that the total transaction costs will be approximately $172.0 million. The actual amount may vary. DLR OP also expects to incur other financing costs and integration costs associated with the mergers. Given the uncertainty of the amounts involved, such financing costs and integration costs are not reasonably estimatable. See Note 3(d) for additional information on our estimated transaction costs.

(b)	Adjustment reflects the excess of the estimated purchase price over the book value of the net tangible and intangible assets to be acquired. Under the acquisition method of accounting, the total estimated purchase price will be allocated to DFT OP’s net tangible and intangible assets based on their estimated fair values at the date of the completion of the mergers. The following table sets forth the preliminary allocation of the estimated purchase price to DFT OP’s net tangible and intangible assets and the adjustments to the historical book value of DFT OP’s net tangible and intangible assets to reflect this preliminary allocation (in thousands):

	Preliminary estimate for allocation of the purchase price	Historical DFT	Pro Forma Adjustment
Land	$309,964	$192,566	$117,398
Buildings and improvements	3,725,440	3,578,055	147,385
Acquired above-market leases	160,599	4,610	155,989
Customer relationships	961,400	—	961,400
In-place lease value	520,713	—	520,713
Tenant origination costs	50,906	25,040	25,866
Non-compete	6,700	—	6,700
Goodwill	2,011,731	—	2,011,731
Acquired below-market leases	(185,067)	(1,937)	(183,130)
Working capital and other	(152,506)	(152,506)	—

Total	$7,409,880	$3,645,828	$3,764,052

Upon closing of the mergers, the purchase consideration will be adjusted for working capital levels and other adjustments as stipulated in the merger agreement.

Upon completion of the fair value assessment, the final purchase price allocation may differ from the preliminary allocation provided above. Any changes to the initial estimates of the fair value of the assets and liabilities will be recorded as adjustments to those assets and liabilities and the residual amounts will be allocated as an increase or decrease to goodwill. The goodwill recorded is due primarily to the synergies expected to be realized between the two companies and the assembled workforce acquired in connection with the mergers.

The fair value of investment in real estate acquired of $4.0 billion consists of land with an estimated fair value of $0.3 billion, building and improvements with an estimated fair value of $2.9 billion and construction in process, which is classified within building and improvements, with an estimated fair value of $0.8 billion. Buildings and improvements are expected to be depreciated on a straight-line basis over estimated useful lives of 2 - 39 years.

DIGITAL REALTY TRUST, L.P. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (continued)

The components of investment in real estate have been valued using a combination of the income approach, the market approach and the cost approach, which is based on current replacement and/or reproduction cost of the asset as new, less depreciation attributable to physical, functional and economic factors.

The fair value of definite life intangible assets acquired of $1.5 billion primarily consists of customer relationships with an estimated fair value of $1.0 billion, in-place lease value with an estimated fair value of $0.5 billion, acquired above-market leases with an estimated fair value of $160 million, acquired below-market leases with an estimated fair value of $(185) million and tenant origination costs with an estimated fair value of $51 million. The customer relationship value is expected to be amortized on a straight-line basis over an estimated useful life of approximately 19 years, in-place lease value is expected to be amortized on a straight-line basis over an estimated useful life of six years, acquired above-market leases is expected to be amortized on a straight-line basis over an estimated useful life of approximately four years, acquired below-market leases is expected to be amortized on a straight-line basis over an estimated useful life of approximately 12 years and tenant origination costs is expected to be amortized on a straight-line basis over an estimated useful life of seven years.

The fair value of intangible assets is determined primarily using the “income approach,” which is a valuation technique that provides an estimate of the fair value of an asset based on market participants’ expectations of the cash flows an asset would generate over its remaining useful life. Some of the more significant assumptions inherent in the development of the valuations include the estimated annual net cash flows for each indefinite lived or definite lived intangible asset (including net revenues, operating expenses, selling and marketing costs and working capital asset/contributory asset charges), the appropriate discount rate that appropriately reflects the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, and competitive trends as well as other factors.

(c)	Adjustment eliminates DFT OP’s historical accumulated depreciation.

(d)	Adjustment eliminates DFT OP’s historical deferred rent receivable.

(e)	Adjustment reflects the GBP Notes Offering and the USD Notes Offering (in each case, net of related financing costs and discount), a draw on the mortgage loan facility and the Preferred Offering (net of offering cots) and the use of proceeds therefrom (in thousands):

	Global credit facility, net	Unsecured term loan, net	Unsecured senior notes, net	Mortgage loans, including premiums, net	General Partner — preferred units	Net proceeds / (payments)
2.750% Guaranteed Notes due 2024 (1)	$—	$—	$321,302	$—	$—	$321,302
2.750% Notes due 2023	—	—	346,855	—	—	346,855
3.700% Notes due 2027	—	—	991,040	—	—	991,040
Mortgage loan facility	—	—	—	104,000	—	104,000
5.250% Series J Cumulative Redeemable Preferred Units	—	—	—	—	193,164	193,164

Subtotal — Total DLR OP Proceeds	—	—	1,659,197	104,000	193,164	1,956,361
Repayment of DFT’ OPs indebtedness	(335,997)	(249,143)	(838,461)	(107,175)	—	(1,530,776)
Payment of transaction costs	—	—	—	—	—	(172,000)
Excess DLR OP proceeds applied to DLR OP debt	(253,585)	—	—	—	—	(253,585)

Adjustments	$(589,582)	$(249,143)	$820,736	$(3,175)	$193,164	$—

(1)	Assumes exchange rate of $1.30 to £1.00, the exchange rate in effect on July 21, 2017, the closing date of the GBP Notes Offering.

DIGITAL REALTY TRUST, L.P. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (continued)

(f)	Reflects the issuance of 49.6 million DLR OP common units at an assumed price of $114.56 per DLR OP common unit, which is the last reported sales price of DLR’s common stock on the New York Stock Exchange on August 7, 2017, as well as the elimination of all historical DFT OP general partner’s capital, limited partners’ capital and redeemable partnership units balances and the incurrence of transaction costs. The following table sets forth the adjustments impacting general partner — common units, limited partner capital and redeemable partnership units (in thousands):

	General Partner — preferred units	General Partner — common units	Limited partners’ capital	Redeemable partnership units
Issuance of DLR OP common units	$—	$4,912,535	$697,701	$62,454
Exchange of series C preferred units	201,250	—	(201,250)	—
Elimination of DFT OP’s historical capital balances	—	(5,326)	(620,609)	(714,494)
Transaction costs of DLR OP	—	(172,000)	—	—

Adjustments	$201,250	$4,735,209	$(124,158)	$(652,040)

3.	Unaudited Pro Forma Condensed Combined Income Statement Adjustments

The unaudited pro forma condensed combined income statements reflect the effect of the following pro forma adjustments:

(a)	Rental revenue for the six months ended June 30, 2017 is adjusted to: (i) remove $(2.5) million of DFT OP’s historical straight-line rent; (ii) recognize $7.0 million of total minimum lease payments provided under the acquired leases on a straight-line basis over the remaining term from January 1, 2016; (iii) remove $0.4 million of DFT OP’s historical amortization of the asset or liability created from previous acquisitions of leases with favorable or unfavorable rents; and (iv) amortization of the asset or liability from the acquired leases with favorable or unfavorable rents relative to estimated market rents, including a reduction of $24.4 million from amortization of the asset and an increase of $10.8 million from amortization of the liability, both from January 1, 2016. Rental revenue for the year ended December 31, 2016 is adjusted to: (i) remove $0.1 million of DFT OP’s historical straight-line rent; (ii) recognize $20.0 million of total minimum lease payments provided under the acquired leases on a straight-line basis over the remaining term from January 1, 2016; (iii) remove $0.4 million of DFT OP’s historical amortization of the asset or liability created from previous acquisitions of leases with favorable or unfavorable rents; and (iv) amortization of the asset or liability from the acquired leases with favorable or unfavorable rents relative to estimated market rents, including a reduction of $50.8 million from amortization of the asset and an increase of $21.7 million from amortization of the liability, both from January 1, 2016. We amortized the asset or liability from the acquired leases with favorable or unfavorable rents relative to estimated market rents using the remaining lease term associated with these leases, which approximated eight years.

(b)	Reflects the net impact on depreciation and amortization expense of the following adjustments:

•	An increase to depreciation and amortization expense of $14.8 million and $36.1 million for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively, as a result of fair value accounting for investment in real estate and other fixed assets acquired in the mergers.

•	An increase to depreciation and amortization expense of $95.5 million and $224.2 million for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively, as a result of fair value accounting for definite-lived intangible assets acquired in the mergers.

DIGITAL REALTY TRUST, L.P. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2017, real estate depreciation expense for the assets acquired in the mergers would have been $167.2 million and non-real estate depreciation expense would have been $0.3 million. For the year ended December 31, 2016, total real estate depreciation expense for the assets acquired in the mergers would have been $360.9 million and non- real estate depreciation expense would have been $7.2 million.

(c)	The unaudited pro forma condensed combined income statements and general and administrative expenses do not reflect the benefits of expected cost savings nor incremental costs that may be incurred, as a result of the mergers.

(d)	Adjustment eliminates $16.6 million of merger-related expenses that were incurred and recorded by DLR OP and DFT OP during the six months ended June 30, 2017. Expenses related to the merger do not have a continuing impact on the results of income of DLR OP following the mergers, and therefore, such merger expenses are excluded from the unaudited pro forma condensed combined income statements.

(e)	Reflects the net impact on interest expense of the following adjustments:

•	An increase in interest expense of $29.7 million and $59.4 million for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively, due to the issuance of $324.9 million aggregate principal amount of the 2024 GBP Notes assuming an exchange rate of $1.30 to £1.00, the exchange rate in effect on July 21, 2017, the closing date of the GBP Notes Offering, $350.0 million aggregate principal amount of the 2023 USD Notes, $1.0 billion aggregate principal amount of the 2027 USD Notes and a $104.0 million draw under the mortgage loan facility, which is assumed to bear interest at 3.70%, and an increase in associated deferred financing cost amortization of $1.1 million and $2.2 million for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively, net of capitalized interest of $8.9 million and $10.4 million for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively and net of a reduction in interest expense of $1.7 million and $3.3 million for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively, due to the pay down of our revolving credit facility with a portion of the net proceeds therefrom.

•	A reduction in interest expense of $23.3 million and $48.3 million for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively, due to the payoff of DFT OP debt in connection with the mergers and elimination of the associated deferred financing cost amortization of $1.6 million and $3.7 million for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively.

(f)	Adjustment reflects distributions on the series J preferred units issued by DLR OP in connection with the Preferred Offering of $5.3 million and $10.5 million for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively.

DIGITAL REALTY TRUST, L.P. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (continued)

(g)	The calculation of basic and diluted income per unit of common units was as follows:

	Six months Ended June 30, 2017
	(in thousands, except for per unit data)
	DLR OP Historical	DFT OP Historical	Pro Forma Combined Company
Net income from continuing operations available to common unitholders, basic and diluted	$125,693	$75,572	$102,445
Weighted average common units outstanding, basic (1)	162,281	89,132	211,843
Weighted average common units outstanding, diluted (1)	163,271	90,124	212,833
Net income per unit available to common unitholders, basic	$0.77	$0.84	$0.48
Net income per unit available to common unitholders, diluted	$0.77	$0.83	$0.48

	Year Ended December 31, 2016
	(in thousands, except for per unit data)
	DLR OP Historical	DFT OP Historical	Pro Forma Combined Company
Net income from continuing operations available to common unitholders, basic and diluted	$337,386	$148,213	$209,447
Weighted average common units outstanding, basic (1)	152,360	87,285	201,922
Weighted average common units outstanding, diluted (1)	153,086	88,120	202,648
Net income per unit available to common unitholders, basic	$2.21	$1.69	$1.04
Net income per unit available to common unitholders, diluted	$2.20	$1.67	$1.03

(1)	The pro forma weighted average common units assume that the DLR OP common units issued to DFT OP unitholders in connection with the mergers were issued as of January 1, 2016.